UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41785

Able View Global Inc.

(Exact name of Registrant as specified in its charter)

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001, People’s Republic of China

+86 185 0177 0425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Closing a Convertible Note Issuance

On November 4, 2024, Able View Global Inc. closed its previously announced issuance and sale of certain convertible notes (the “Notes”) to three (3) non-U.S. investors. The aggregate principal amount of the Notes upon closing was reduced from US$5,000,000 to US$4,000,000. No other terms of the Notes have changed since the previous announcement on Foreign Report on Form 6-K filed with the Securities and Exchange Commission on September 11, 2024, which is incorporated by reference herein. A press release announcing the closing is furnished as Exhibit 99.1 hereto.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Press Release of Able View Global Inc., announcing the closing of issuance of certain convertible notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 8, 2024	Able View Global Inc.

	By:	/s/ Tang Jing
	Name:	Tang Jing
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

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